REPLICEL LIFE SCIENCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

AMENDED AND RESTATED

For the years ended December 31, 2019, 2018 and 2017

(Stated in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders of RepliCel Life Sciences Inc.

Opinion on the Amended and Restated Consolidated Financial Statements

We have audited the accompanying amended and restated consolidated financial statements of RepliCel Life Sciences Inc. and subsidiaries (the "Company"), which comprise the amended and restated consolidated statements of financial position as of December 31, 2019 and 2018, the amended and restated consolidated statements of comprehensive loss, changes in equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "amended and restated consolidated financial statements"). In our opinion, the amended and restated consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Emphasis of Matter Regarding Going Concern Uncertainty

The accompanying amended and restated consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the amended and restated consolidated financial statements, the Company has incurred a loss of $3,004,159 during the year ended December 31, 2019. These events or conditions, along with other matters as set forth in Note 2(a), indicate that a material uncertainty exists that may cast substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter Regarding Amended and Restated Financial Statements

We draw attention to Note 19 to the amended and restated consolidated financial statements, which describes that the consolidated financial statements that we originally reported on July 31, 2020 have been amended and describes the matter that gave rise to the amendment of the consolidated financial statements. Our opinion is not modified in respect of this matter.

Basis for Opinion

These amended and restated consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's amended and restated consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the financial statements in Canada, and to fulfill our other ethical responsibilities in accordance with these requirements.

We conducted our audits in accordance with the standard of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the amended and restated consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the amended and restated consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimated made by management, as well as evaluating the overall presentation of the amended and restated consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ "BDO CANADA LLP"

Chartered Professional Accountants

Vancouver, British Columbia

December 17, 2020

We have served as the Company's auditor since 2010.

REPLICEL LIFE SCIENCES INC. Amended and Restated Consolidated Statements of Financial Position (Stated in Canadian Dollars)

As at	Notes	December 31, 2019	December 31, 2018
Assets		(Restated - Note 19)	(Restated - Note 19)

Current assets
Cash and cash equivalents		$23,929	$2,418,521
Guaranteed investment certificate		28,750	-
Sales taxes recoverable		16,524	49,504
Prepaid expenses and deposits		128,670	510,741
Contract asset	8	35,374	35,374
		233,247	3,014,140
Non-current assets
Contract Asset	8	266,221	301,595
Equipment	7	5,999	8,167

Total assets		$505,467	$3,323,902

Liabilities

Current liabilities
Accounts payable and accrued liabilities	11, 13	$747,582	$1,277,642
Contract liability	8	353,735	353,735
Preference shares	9	449,287	-
		1,550,604	1,631,377
Non-current liabilities
Put liability	8	718,531	577,104
Contract liability	8	2,662,219	3,015,954
Total liabilities		4,931,354	5,224,435
Shareholders' deficiency
Common shares	10	27,529,531	27,077,001
Contributed surplus	10	4,622,624	4,596,349
Accumulated deficit		(36,578,042)	(33,573,883)
Total shareholders' deficiency		(4,425,887)	(1,900,533)

Total liabilities and shareholders' deficiency		$505,467	$3,323,902
Continuance of Operations	2(a)
Commitments and Contingencies	14
Events after the reporting date	18

Approved on behalf of the Board:

/s/ "David Hall"	/s/ "Lee Buckler"
Director	Director

The accompanying notes form an integral part of these amended and restated consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Amended and Restated Consolidated Statements of Comprehensive Loss (Stated in Canadian Dollars)

For the year ended	December 31, 2019	December 31, 2018	December 31, 2017
	(Restated - Note 19)	(Restated - Note 19)
	$	$	$
Revenue
Licensing fees (Note 8)	353,735	167,661	-

Expenses
Research and development (Note 11)	2,196,364	709,260	2,541,722
General and administrative (Note 11)	1,084,212	2,155,809	3,450,193

Loss before other items	(2,926,841)	(2,697,408)	(5,991,915)
Other items:
Accretion on preference shares	(33,289)	-	-
Accretion on put liability	(141,427)	(56,678)	-
Foreign exchange loss	(9,997)	(29,817)	(29,190)
Gain on debt settlement (Note 10 (b) i), ii)	107,395	-	-
Interest income	-	37	6,775

Net and comprehensive loss	$(3,004,159)	$(2,783,866)	$(6,014,330)

Basic and diluted loss per share	$(0.12)	$(0.13)	$(0.32)

Weighted average shares outstanding	24,107,122	21,853,646	18,680,021

The accompanying notes form an integral part of these amended and restated consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Amended and Restated Consolidated Statements of Cash Flows For the year-ended December 31, 2019 (Stated in Canadian Dollars)

	December 31, 2019	December 31, 2018	December 31, 2017
	(Restated - Note 19)	(Restated - Note 19)
Operating activities

Net loss	$(3,004,159)	$(2,783,866)	$(6,014,330)
Add items not involving cash:
Accretion on preference shares	33,289	-	-
Amortization of contract asset	35,374	16,766	-
Accretion of put liability (Note 8)	141,427	56,678	-
Revenue from contract liability (Note 8)	(353,735)	-	-
Depreciation (Note 7)	2,168	2,998	4,155
Gain on debt settlement (Note 10 (b) i), ii)	(107,395)	-	-
Stock-based compensation (Note 10 (e))	26,275	326,367	115,800

Changes in non-cash working capital balances:
Sales taxes recoverable	32,980	(962)	17,518
Prepaid expenses and deposits	382,071	(221,515)	(53,171)
Contract asset (Note 8)	-	(353,735)	-
Accounts payable and accrued liabilities	29,865	111,618	544,286
Contract liability (Note 8)	-	3,369,689	-
Net cash used in operating activities	(2,781,840)	524,038	(5,385,742)

Investing activities

Redemption (Purchase) of guaranteed investment certificate	(28,750)	-	1,450,000
Net cash provided by investing activities	(28,750)	-	1,450,000

Financing activities

Gross proceeds on issuance of common shares (Note 10)	-	974,404	4,320,497
Issuance of preference shares net of issuance costs	415,998	-	-
Put liability (Note 8)	-	520,426	-
Proceeds on issuance of shares on exercise of warrants	-	-	371,551
Finder's fee (Note 10)	-	(97,440)	(319,965)
Net cash provided by financing activities	415,998	1,397,390	4,372,083

(Decrease) increase in cash and cash equivalents during the year	(2,394,592)	1,921,428	436,341

Cash and cash equivalents, beginning of the year	2,418,521	497,093	60,752

Cash and cash equivalents, end of the year	$23,929	$2,418,521	$497,093

The accompanying notes form an integral part of these amended and restated consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Amended and Restated Consolidated Statements of Changes in Equity (Deficiency) For the year-ended December 31, 2019 (Stated in Canadian Dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2019 (restated - Note 19)	23,228,596	$27,077,001	$4,596,349	$(33,573,883)	$(1,900,533)
Net loss for the year	-	-	-	(3,004,159)	(3,004,159)
Common shares issued - Note 10 (b) i)	735,904	257,187	-	-	257,187
Common shares issued - Note 10 (b) ii)	751,318	195,343	-	-	195,343
Stock-based compensation - Note 10 (e)	-	-	26,275	-	26,275
Balance, December 31, 2019 (restated - Note 19)	24,715,818	$27,529,531	$4,622,624	$(36,578,042)	$(4,425,887)

The accompanying notes form an integral part of these amended and restated consolidated financial statements.

REPLICEL LIFE SCIENCES INC. Amended and Restated Consolidated Statements of Changes in Equity (Deficiency) For the year-ended December 31, 2019 (Stated in Canadian Dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2018	21,442,629	$26,182,073	$4,287,947	$(30,790,017)	$(319,997)
Common shares issued - Note 10 (b) iii (restated - Note 19)	1,785,967	974,404	-	-	974,404
Share issuance costs - Note 10 (b) iii (restated - Note 19)	-	(79,476)	(17,965)	-	(97,441)
Stock-based compensation - Note 10 (e)	-	-	326,367	-	326,367
Net loss for the year	-	-	-	(2,783,866)	(2,783,866)
Balance, December 31, 2018 (restated - Note 19)	23,228,596	$27,077,001	$4,596,349	$(33,573,883)	$(1,900,533)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2017	15,657,530	$21,910,238	$4,071,899	($24,775,687)	$1,206,450
Shares issued upon exercise of warrants for cash at $0.85	437,118	371,551	-	-	371,551
Common shares issued - Note 10 (b) iv & v	5,347,981	4,320,497	-	-	4,320,497
Finders fees - Note 10 (b) iv & v	-	(420,213)	100,248	-	(319,965)
Stock-based compensation - Note 10 (e)	-	-	115,800	-	115,800
Net loss for the year	-	-	-	(6,014,330)	(6,014,330)
Balance, December 31, 2017	21,442,629	$26,182,073	$4,287,947	($30,790,017)	($319,997)

The accompanying notes form an integral part of these amended and restated consolidated financial statements.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

1. Corporate Information

RepliCel Life Sciences Inc. (the "Company" or "RepliCel") was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011.  Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company's corporate office and principal place of business is Suite 900 - 570 Granville Street, Vancouver, BC, V6C 3P1.

2. Basis of Presentation

These amended and restated consolidated financial statements for the year‐ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The consolidated financial statements for the years ended December 31, 2019 and 2018 were initial authorized for issue by the Board of Directors on July 31, 2020.  As a result of the restatement disclosed in Note 19, these consolidated financial statements have been amended and restated and authorized for issue by the Board of Directors on December 17, 2020.

Subsidiaries are entities controlled by RepliCel. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.  The accompanying amended and restated consolidated financial statements include the account of RepliCel Life Sciences Inc. and its wholly-owned subsidiary, Trichoscience Innovations Inc. ("Trichoscience").

The consolidated financial statements are presented in Canadian dollars, which is also the Company's functional currency, unless otherwise indicated.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a) Continuance of Operations

These amended and restated consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At December 31, 2019, the Company is in the research stage, has accumulated losses of $36,578,042 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $3,004,159 during the year ended December 31, 2019. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company's ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

2. Basis of Presentation - continued

a) Continuance of Operations - continued

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.  See Note 18 -Events after the Reporting Date.

If the going concern assumptions were not appropriate for these amended and restated consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3. Critical Accounting Estimates and Judgements

RepliCel makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 10(d).

Revenue Recognition

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the goods and services transferred to the customer. For collaborative arrangements that fall within the scope of IFRS 15, the Company applies the revenue recognition model to part or all of the arrangement, when deemed appropriate. At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Significant judgment is involved in determining whether the transaction price allocated to the license fee should be recognized over the collaboration period or at the inception of the contract and the time period over which revenue is to be recognized.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

3. Critical Accounting Estimates and Judgements - continued

Revenue Recognition - continued

To determine the price of Licensing and Collaboration Agreement (See Note 8 - Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.), the Company has to make a judgment and estimates in assessing the value assigned to the put options and of the warrants as attached to the placement (see Note 8 and 10 (b)iii).

Preference Shares

Replicel makes estimates on the issuance of preference shares which are compound instruments that consist of both an equity and a liability component.  Management is required to make estimates to determine the fair value of the components of the preference share issuance at the date that it is issued. The Company also needs to make estimates on the effective interest on preference shares to calculate amounts payable on redemption and inclusive of dividends.

Put Liability

Replicel made estimates on the issuance of the put liability disclosed in Note 8.  The put liability is a financial liability recorded initially at the present value of the potential exercise price of the put.  Management is required to make an estimate to determine the effective interest rate to appropriately discount the potential exercise price over the term of the put liability to its fair value at issuance.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company's current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company will recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

4. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these amended and restated consolidated financial statements.

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

b) Guaranteed investment certificate

Guaranteed investment certificate, bearing interest at 2.7%, matured on January 15, 2020 and was subsequently reinvested.

c) Equipment

Recognition and Measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and Losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

Depreciation

Depreciation and amortization rates applicable to each category of equipment on a declining basis are as follows:

Furniture and equipment	20%
Computer equipment	30%

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

d) Impairment of Non-Financial Assets

Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Where the carrying value of an asset exceeds its recoverable amounts, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.  The Company has one cash-generating unit for which impairment testing is assessed.

An impairment loss is charged to the profit or loss, except to the extent it reverses gains previously recognized in other comprehensive loss/income.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

e) Revenue

IFRS 15 - Revenue from Contracts with Customers applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. In accordance with IFRS 15, the Company recognizes revenue when the Company's customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expect to receive in exchange for those goods or services.

At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. For collaborative arrangements that fall within the scope of IFRS 15, the Company applies the revenue recognition model to part or all of the arrangement, when deemed appropriate.

In 2018, the Company entered into a license and collaboration agreement that falls within the scope of IFRS 15. Promised deliverables within this agreement may include grants of licenses, or options to obtain licenses, to our intellectual property, and participation on joint research and/or development committees. The terms of these agreements typically include one or more of the following types of payments to the Company:

Licenses of intellectual property including platform technology access: If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are not distinct from other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the related revenue recognition accordingly.

Milestone payments: At the inception of each arrangement that includes research, development or regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied.

At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

e) Revenue - continued

development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license, collaboration and other revenues and earnings in the period of adjustment. The process of successfully achieving the criteria for the milestone payments is highly uncertain. Consequently, there is a significant risk that the Company may not earn all of the milestone payments from each of its strategic partners.

Research and development milestones in the Company's collaboration agreements may include some, but not necessarily all, of the following types of events:

• initiation of Phase 2 clinical trials; and

• achievement of certain other technical, scientific or development criteria.

Regulatory milestone payments may include the following types of events:

• filing of regulatory applications for marketing approval in the Licensed Territories; and

• marketing approval in major markets in the Licensed Territories.

Royalties and commercial milestones: For arrangements that include sales-based royalties, including commercial milestone payments based on pre-specified level of sales, the Company recognizes revenue at the later of: i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). Achievement of these royalties and commercial milestones may solely depend upon performance of the licensee. Since inception to date, the Company has not recognized any royalty revenue or commercial milestone from any of its out-licensing arrangements.

If the expectation at contract inception is such that the period between payment by the licensee and the completion of related performance obligations will be one year or less, the Company assumes that the contract does not have a significant financing component.

f) Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

The number of shares potentially issuable at December 31, 2019 that were not included in the computation of loss per share since their inclusion would have been anti-dilutive due to a loss in the periods presented. The loss per share totaled 5,623,184 (2018: 5,873,183; 2017: 14,148,898) consisting of 1,830,000 (2018: 2,080,000; 2017: 1,400,000) outstanding stock options; 3,793,184 (2018: 3,793,183; 2017: 12,748,898) warrants.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

g) Income Taxes

Income tax expense is comprised of current and deferred tax.  Current and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.  Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

  the initial recognition of goodwill;
  the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
  investments in subsidiaries and jointly controlled entities where the Company is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered).

Deferred tax assets and liabilities are offset when the Company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

  the same taxable group company; or
  different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

h) Scientific research and development credit

Scientific research and development credits are received on expenditure and are generally deducted in arriving at the carrying amount of the asset purchased. Grants relating to expenditure are recorded in other income when received.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

i) Foreign Currency Translation

The financial statements are presented in Canadian dollars, which is also the functional currency.

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into Canadian dollars by the use of the exchange rate in effect at that date.  At the year-end date, unsettled monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at the year-end date and the related translation differences are recognized in net income.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated.  Non-monetary assets and liabilities that are measured at fair value or a re-valued amount are translated into Canadian dollars by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

j) Share-based Payments

The Company has adopted a stock option plan as described in (Note 10(c)).  In addition, certain of the Company's founders have entered into option agreements with consultants and employees of the Company.

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is recognized, together with a corresponding increase in contributed surplus in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized as stock based compensation expense (Note 10(e)).

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.  No expense is recognized for awards that do not ultimately vest.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

j) Share-based Payments - continued

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a binomial model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized as employee benefits expense.

k) Leases

All leases are accounted for by recognizing a right-of-use asset in equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.  There were no lease liabilities or right-of-use assets recognized as at December 31, 2019.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Company's incremental borrowing rate on commencement of the lease is used. The Company determines its incremental borrowing rate as the rate of interest it would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Variable lease payments are expensed in the period to which they relate.

Further, lease terms are based on assumptions regarding extension terms that allow for operational flexibility and favorable future market conditions.

Subsequent to initial measurement, lease liabilities increase as a result of interest at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset, whichever is shorter.

l) Financial Instruments

Non-Derivative Financial Assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI") or at amortized cost. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

Financial Assets at FVTPL - Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains or losses arising from changes in the fair value of the financial assets held at FVTPL are included in the income statement in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

l) Financial Instruments - continued

Financial Assets at FVTOCI - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs.  Subsequently, they are measured at fair value, with gains or losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial Assets as Amortized costs - Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any expected credit loss provision. They are classified as current assets or non-current assets based on their maturity date. Cash and cash equivalents and guaranteed investment certificates are classified under financial assets measured at amortized costs.

Financial assets are derecognized when they mature or are sold, and subsequently all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the income statement. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.

Cash and cash equivalents and guaranteed investment certificates are classified under financial assets measured at amortized cost.

 Financial Liabilities

The Company measures all its financial liabilities as subsequently measured at amortized cost. Financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where applicable, a shorter period.

Accounts payable and accrued liabilities, put liability and preference shares are classified as financial liabilities measured at amortized cost.

The Company recognizes a put liability initially at an estimate of its fair value.  The financial liability is measured at amortized cost and is accreted over the term of the put liability based on its effective interest rate.

In terms of preference shares, the Company recognized initially at face value and as at December 31, 2019, recorded the accretion based on 5 years. No amount was bifurcated to the equity conversion option on initial recognition.  The financial instrument is measured at amortized cost.  Given the Company has an obligation to redeem the preference shares in 5 years at $0.74/share, the effective interest was accreted for the redemption amount and accrued cumulative dividends that will be settled in the future.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

4. Summary of Significant Accounting Policies - continued

l) Financial Instruments - continued

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial adoption, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For other receivables, the Company applies the simplified approach to providing the expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on the financial assets carried at amortized cost are reversed in subsequent periods. If the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. Given the nature and balances of the Company's receivables and the financial assets the Company has no material loss allowance as at December 31, 2019 and 2018.

m) Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company.  Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares, share options and warrants not denominated in a foreign currency are classified as equity instruments.  Incremental costs directly attributable to the issue of new shares, warrants, or options are shown in equity as a deduction, net of tax, from the proceeds.

The Company's common shares are classified as equity instruments.

5. Accounting Standards, Amendments and Interpretations

New Standards, Amendments and Interpretations Effective for the first time

 IFRS 16 Leases

On January 13, 2016, the IASB published a new standard, IFRS 16, eliminating the dual accounting model for lessees, which distinguished between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. The Company adopted IFRS 16 on January 1, 2019. The adoption of this standard had no material impact on the amended and restated consolidated financial statements of the Company.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

5. Accounting Standards, Amendments and Interpretations - continued

IFRIC 23 Uncertainly Over Income Tax Treatments

This new standard, also to be effective for annual report periods beginning on or after January 1, 2019, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments, addressing four specific issues:

  Whether an entity considers uncertain tax treatments separately;
  The assumptions an entity should make about the examination of tax treatments by taxation authorities;
  How an entity determines taxable profit or loss, taxes bases, unused tax losses, unused tax credits and tax rates; and
  How an entity considers changes in facts and circumstances.

The adoptions of this standard had no material impact on the Company's amended and restated consolidated financial statements due to its taxable loss position.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

6. Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. ("TrichoScience") whereby RepliCel acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. ("583885") in exchange for 440,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel's incoming Chief Executive Officer ("CEO"). 340,000 shares of RepliCel controlled by the Company's CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel's common shares on the acquisition date. This amount was determined to be US$5.00 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm's length parties at a price of US$5.00.  As at December 31, 2019, nil (2018: nil) common shares were held in escrow.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

7. Equipment

	Furniture and Equipment	Computer Equipment	Total

Cost:
At December 31, 2018	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2019	14,249	41,751	56,000

Depreciation:
At December 31, 2018	11,433	36,400	47,833
Depreciation	563	1,605	2,168
At December 31, 2019	11,996	38,005	50,001
Net book value at December 31, 2019	$2,253	$3,746	$5,999

	Furniture and Equipment	Computer Equipment	Total

Cost:
At December 31, 2017	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2018	14,249	41,751	56,000

Depreciation:
At December 31, 2017	10,729	34,106	44,835
Depreciation	704	2,294	2,998
At December 31, 2018	11,433	36,400	47,833
Net book value at December 31, 2018	$2,816	$5,351	$8,167

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

8. Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd.

On July 10, 2018, the Company signed a definitive Licensing and Collaborative Agreement with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") to commercialize three of RepliCel's programs in Greater China subject to certain Canadian and Chinese approvals (the "Transaction").

The Transaction represents an investment in RepliCel by YOFOTO with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau and Taiwan) (the "Territory").

As part of the transaction, YOFOTO invested CDN $5,090,005 in a private placement of RepliCel common shares at CDN $0.95 per share that included 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years.  The warrants have not yet been exercised (Note 10).

The transaction structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next four years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 2/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions until January, 2027.

As part of the Transaction, the Company granted YOFOTO certain financing participation rights along with a board seat nomination. Upon YOFOTO meeting certain defined conditions, relevant Chinese patents, once issued in China, will be assigned to a YOFOTO-owned Canadian subsidiary, with detailed assignment reversion rights upon failure to meet defined targets.  At the date of these financial statements, no such Chinese patents have been assigned to YOFOTO.

On October 9, 2018, the $5,090,005 private placement was closed and the Company issued YOFOTO 5,357,900 RepliCel common shares which represented 19.9% of RepliCel's then-issued common shares.  In association with the YOFOTO deal, the Company agreed to pay success fee of ten percent (10%) of any upfront fees received by the Company and consequently, a fee of $509,001 was paid in this respect. In addition, the Company will be paying a success fee of five percent (5%) of any milestone fees and royalty fees received by the Company as a result of this License Agreement.

Contract Asset

The finders/success fee paid in connection with the YOFOTO Licensing and Collaboration Agreement of $509,001 was incurred to secure the YOFOTO License and Collaboration Agreement as well as to close the related private placement.  Consequently, the $509,001 finders/success fee was accounted for as a contract asset, a share issuance cost and a cost incurred in connection with the put obligation.

The $509,001 fee was allocated between contract costs, share issuance costs and as an offset to the fair value of the related warrants and as an offset to the fair value of the put liability.  The finders/success fee was allocated based on the relative fair values of these four items.  The contract asset is being amortized over the same period of time that the Company recognizes the upfront license revenue.

Contract liability

The proceeds of $5,090,005 from the placement was allocated based on the fair values of:

  the common shares that were not subject to the put - $715,280 ($794,755 less costs of $79,476);
  the 1,071,580 warrants issued - $161,684 ($179,649 less costs of $17,965); and
  the put liability - $520,426 ($578,251 less costs of $57,825).

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

8. Licensing and Collaboration Agreement - YOFOTO (China) Health Industry Co. Ltd. - continued

The remaining $3,537,350 was allocated to Contract Liability to be recognized as License Fee revenue over a period of 10 years from the commencement date of the Agreement.

Put liability

Under the Agreement, YOFOTO has the right to put back all of the common shares acquired in the event that it is unable to complete human clinical trials for the licensed technologies for reasons that are outside of YOFOTO's controls on or before 8.5 years from the date of the Agreement.  Although the put option can be exercised independently for each of the three licensed technologies at a rate of 1/3 per licensed technology (RCT-01, RCS-01 and RCI-02), the terms of the Agreement provide that only 2/3s of the shares can be put back to RepliCel under conditions that RepliCel does not control.  As this represents an obligation to transfer cash under circumstances that are not within RepliCel's own control, the put option in connection with 2/3s of the shares issued under the Agreement is recognized as a liability.

The Company has recorded a put liability based on management's estimate of its fair value.  The fair value of this put liability was determined by calculating the present value of $3,393,337 repayable in 8.5 years discounted at 23%.  $3,393,337 is 2/3s of the private placement proceeds that are subject to the put liability.  After its initial recording at $520,426, the put liability will be recorded at amortized cost.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

9. Preference shares

On September 12, 2019, the Company announced that it had completed the first tranche of a private placement pursuant to which it issued 1,089,125 Class A Preference shares at a price of $0.40 per share for aggregate gross proceeds of $435,650.

The finalized terms of the private placement were follows and carry certain rights and restrictions, which include:

  a fixed dividend rate which shall accrue on a daily basis (based on a 360 day year consisting of 12 30-day months) at a rate of seven (7%) per annum;
  the right of the Class A Shareholder to convert the paid up amount of each Class A Share, from time-to-time, into shares of the Company (each, a "Share") at any time prior to the date that is five (5) years from the date of issuance of the Class A Shares at a conversion price of $0.33;
  voting rights only on matters pertaining to Class A Shares until they are converted to common shares at which time all voting rights attach; and
  a first priority over all Shares or shares of any other class of the Company as to dividends and upon liquidation.

Subject to the earlier conversion by Class A shareholders and compliance with applicable laws, the Company may, in its discretion at any time, prior to the date that is five (5) years from the date of issuance of the Class A Shares (the "Required Redemption Date") redeem all of the Class A Shares at a price (the "Redemption Price") of:

(i) $0.468 per Class A Share for the period from the date of issuance (the "Issue Date") to the date that is the first anniversary of the Issue Date;

(ii) $0.536 for the period from the date that is the day after the first anniversary of the Issue Date to the date that is the second anniversary of the Issue Date;

(iii) $0.604 for the period from the date that is the day after the second anniversary of the Issue Date to the date that is the third anniversary of the Issue Date;

(iv) $0.672 for the period from the date that is the day after the third anniversary of the Issue Date to the date that is the fourth anniversary of the Issue Date; and

(v) $0.740 for the period from the date that is the day after the fourth anniversary of the Issue Date and the date that is the fifth anniversary of the Issue Date.

On the Required Redemption Date, the Company must redeem all remaining outstanding Class A Shares at the Redemption Price, subject to compliance with applicable laws.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

9. Preference shares - continued

The financial instrument is being measured at amortized cost.  Given the Company has an obligation to redeem the preference shares in 5 years at $0.74/share, the effective interest was accreted for the redemption amount and accrued cumulative dividends that will be settled in the future.

The Company paid $19,652 cash finder's fees to one finder.

10. Share Capital

a) Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b)  Issued and Outstanding:

During the year-ended December 31, 2019:

i) The Company announced on October 10, 2019 a debt settlement in the amount of $210,369 owed by the Company to certain creditors ("Creditors") by the issuance of 751,318 common shares (each, a "Share") of the Company at a price of $0.280 per Share. The Settlement Agreements were signed on September 11, 2019; however, the debt was not settled until October 10, 2019 when the transaction was approved by the TSX Venture Exchange. The securities are subject to a statutory hold period of four months and one day. The Company reported a gain on this debt settlement in the amount of $15,027.

ii) The Company announced on January 17, 2019 a debt settlement in the amount of $349,555 owed by the Company to certain creditors ("Creditors") by the issuance of 735,904 common shares (each, a "Share") of the Company at a price of $0.475 per Share. The Settlement Agreements were signed on November 20, 2018; however, the debt was not settled until January 15, 2019 when the transaction was approved by the TSX Venture Exchange. The securities are subject to a statutory hold period of four months and one day. The Company reported a gain on this debt settlement in the amount of $92,368.

During the year-ended December 31, 2018:

iii) On July 10, 2018, the Company signed the definitive agreement with YOFOTO to commercialize three of RepliCel's programs in Greater China subject to the certain Canadian and Chinese approvals of the transaction (the "Transaction").

The Transaction represents an investment in RepliCel by YOFOTO along with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year post-commercialization license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau and Taiwan) (the "Territory"). As per Agreement, YOFOTO has up to 10 years to advance to pre-commercialization for 2 of the 3 products and for the third one, within 12 months of regulatory and commercial approvals.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10. Share Capital - continued

b)  Issued and Outstanding:

As part of the deal, YOFOTO agreed to invest CDN $5,090,005 (see note 8 - allocation of investment) in a private placement of RepliCel common shares at CDN $0.95 per share to include 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years. The warrants are restricted from being exercised without shareholder approval if the exercise of the warrants would increase YOFOTO's ownership of RepliCel's issued and outstanding shares over 19.9%.  In association with the private placement, the Company paid a finder's fees of $97,441.

The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 2/3 of the shares issued in YOFOTO's initial investment back to the Company under certain conditions until July 2027.

See Note 8 for the details of the Licensing and Collaboration Agreement between RepliCel and YOFOTO.

During the year-ended December 31, 2017:

iv) On February 24, 2017, the Company completed a private placement of 2,532,100 units for gross proceeds of $3,165,264. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional share for a period of three years from the closing of the financing at a price of $2.00 per share.

Echelon Wealth Partners Inc. ("Echelon"), Haywood Securities Inc. and Clarus Securities Inc. (collectively, the "Agents") acted as agents with respect to the Brokered Financing. Echelon received a commission of $218,130 and the Agents received agents' warrants to purchase an aggregate of 174,504 Shares of the Company at a price of $2.00 per share for a period of three years from closing of the Financings. Echelon also received a corporate finance fee of $44,800 and 15,000 agent's warrants in connection with the Non-Brokered Financing.

The fair value of the agent's warrants was $100,248. The fair value of the agent's warrants has been estimated using the Black Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield - 0% (2) expected volatility - 96.81% (3) risk free rate - 1.11% (4) expected life - 36 months. The agents were paid a finders fees in the sum of $28,669.

v) On October 19, 2017, the Company completed a non-brokered private placement of 2,815,881 shares of $0.41 per share for gross proceeds of $1,154,511. It has paid additional finder's fees of $28,366. There were no warrants attached to the financing.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10.  Share Capital - continued

c) Stock Option Plans:

On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

d) Fair value of Company Options Issued from January 1, 2017 to December 31, 2019

There were no stock options granted during the year ended December 31, 2019.

On July 31 and August 1, 2018, the Company granted 1,060,000 and 50,000 stock options to certain directors, officers, consultants and employees of the Company respectively for the purchase of up to an aggregate of 1,110,000 common shares of the Company pursuant to the Company's Stock Option Plan. Each option granted to the Optionees is exercisable for a period of 5 years at an exercisable price of $0.43 per Share. 910,000 vested immediately and 200,000 options shall vest in equal amounts each calendar quarter over the next 24 months.

During the year ended December 31, 2017, the Company granted an aggregate of 75,000 (2016: 1,025,000; 2015: 15,000) stock options to certain directors pursuant to the Stock Option Plan. Each option is exercisable for a period of 5 years at a price of $1.64 per common share. The range of exercise price is $0.36 to $1.64, expected life of five to seven years, and vesting over one year to five years from the date of grant.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	2019	2018	2017
Risk fee rate	-	2.19%	1.11%
Expected life (years)	-	5	5
Volatility	-	104%	154%
Expected Dividend	$-	$-	$-
Expected forfeiture rate	0%	0%	0%
Exercise price	$-	$0.43	$1.64
Grant date fair value	$-	$0.33	$1.54

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10.  Share Capital - continued

e) Stock-based Compensation

The Company recognized a fair value of $26,275 (2018: $326,367; 2017: $115,800), as stock based compensation expense for stock options granted under the Company's Stock Option Plan for the years ended December 31, 2018 and 2017.

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2019	2,080,000	$0.79
Cancelled	(250,000)	0.91
Outstanding, December 31, 2019	1,830,000	0.77
Exercisable, December 31, 2019	1,755,000	$0.79

Outstanding, January 1, 2018	1,400,000	$2.04
Granted	1,110,000	0.43
Cancelled	(430,000)	0.69
Outstanding, December 31, 2018	2,080,000	$0.79
Exercisable, December 31, 2018	1,905,000	$0.82
Outstanding, January 1, 2017	1,417,000	$2.89
Granted	75,000	1.64
Expired	(77,000)	0.65
Cancelled	(15,000)	0.99
Outstanding, December 31 2017	1,400,000	$2.04
Exercisable, December 31, 2017	1,400,000	$2.04

As at December 31, 2019, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.43 - $8.50 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 2.88 years. The Remaining unrecognized stock based compensation as of December 31, 2019 was $3,409 (2018: $31,285).

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

10.  Share Capital - continued

f)  Warrants

The number of warrants outstanding at December 31, 2019 and 2018, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
February 24, 2017	2,721,604	$2.00	February 24, 2020
October 9, 2018	1,071,580	$0.95	October 9, 2020
Outstanding, December 31, 2019 and 2018	3,793,184	$1.70

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, December 31, 2017	12,748,898	$1.50
Issued	1,071,580	0.95
Expired	(10,027,294)	0.83
Outstanding, December 31, 2018	3,793,184	$1.70
Expired	-	-
Outstanding, December 31, 2019	3,793,184	$1.70

The weighted-average grant date fair value of warrants issued was estimated using the following weighted average assumptions:

	December 31, 2019	December 31, 2018
Risk fee rate	-	2.31%
Expected life (years)	-	2
Volatility	-	104%
Expected Dividend	-	$-
Expected forfeiture rate	-	0%
Exercise price	-	$0.95
Grant date fair value	-	$0.45

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

11. Related Party Transactions

Related party balances

The following amounts due to related parties are included in accounts payable and accrued liabilities:

	December 31, 2019	December 31, 2018
Companies controlled by directors of the Company	$48,375	$214,361
Directors or officers of the Company	58,927	512,140
	$107,302	$726,501

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the amount agreed to by the parties.

	December 31, 2019	December 31, 2018	December 31, 2017
Research and development	$166,023	$125,000	$180,000
General and administration	-	247,000	33,000
	$166,023	$372,000	$213,000

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	December 31, 2019	December 31, 2018	December 31, 2017
General and administrative - salaries and contracts	$336,000	$380,435	$240,000
Directors' fees	70,500	54,750	55,000
Stock-based compensation	26,275	293,367	115,800
	$432,775	$728,552	$410,800

Preference shares

Three directors of the Company purchased 325,000 preference shares for $130,000 (Note 9) in total.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

12.  Income Taxes

a) Income tax recognized in profit or loss:

	2019	2018	2017

Canadian current tax expense	$-	$-	$-
Foreign current tax expense	-	-	-
Deferred tax expense	-	-	-
Total	-	-	-

b) Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2019 (restated)	2018 (restated)	2017

Net income (loss) for the year before taxes	$(3,004,159)	$(2,783,866)	$(6,014,330)
Combined federal and provincial income tax rate	27.00%	27.00%	26.00%
Expected income tax expense (recovery)	(811,000)	(751,000)	(1,564,000)
Increase (decrease) resulting from
Non-deductible and others items	(48,000)	30,000	(313,000)
Change in unrecognized deferred tax assets	859,000	721,000	1,877,000
Income tax expense	$-	$-	$-

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

12. Income Taxes - continued

c) The components of the deferred tax asset (liability) balances for the years ended December 31, are as follows:

	2019	2018

Deferred tax assets
Non-capital losses	$7,970,000	$7,048,000
Equipment and other	224,000	224,000
Temporary differences relating to intellectual property costs	-	-
Foreign tax credit	412,000	412,000
Un-deducted SR&ED expenditure pool	412,000	412,000
Investment tax credit	196,000	196,000
Share issuance costs	149,000	226,000
Unrecognized deferred tax assets	(9,363,000)	(8,518,000)
	$-	$-

Deferred tax assets in respect of losses and other temporary differences are recognized when it is more likely than not, that they will be recovered against profits in future periods.  No deferred tax asset has been recognized as this criteria has not been met.

At December 31, 2019, the Company has Canadian non capital losses totalling approximately $29,517,000 that expire beginning in 2027:

Year of Expiry	Amount
2026	6,000
2027	16,000
2028	533,000
2029	863,000
2031	1,664,000
2032	2,290,000
2033	39,000
2034	3,908,000
2035	4,356,000
2036	3,583,000
2037	6,062,000
2038	2,790,000
2039	3,407,000
$29,517,000

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

13.  Financial Instruments and Risk Management

As at December 31, 2019, the Company's financial instruments are comprised of cash and cash equivalent, accounts payable and accrued liabilities, put liability and preference shares. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

   Currency risk;
   Credit risk;
   Liquidity risk; and
   Interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company's objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company's exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the Euros and US Dollars as certain expenditures and commitments are denominated in Euros and USD Dollars and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At December 31, 2019 the Company held US dollar cash balances of $605 (US$466) (December 31, 2018: $15,101 or US$11,069). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$6 (US$5) on the cash balance held December 31, 2019.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its cash and cash equivalent. The Company limits exposure to credit risk by maintaining its cash and cash equivalent with large financial institutions.  The Company's maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company's holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

13.  Financial Instruments and Risk Management - continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at December 31, 2019:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$741,313
Within 2 to 5 years	Preference shares	$449,287
Greater than 5 years	Put liability	$718,531
Total		$1,909,131

Contained within accounts payable and accrued liabilities is $186,220 of accrued liabilities at December 31, 2019 (2018: $406,942). Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company's cash and cash equivalent is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

There were no changes to the Company's fair value measurement levels during the year ended December 31, 2019 (2018: no change).

14.  Commitments and Contingencies

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement.  The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company's management is actively seeking to continue discussions and/or negotiations.  Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the in the ordinary course of operations.  In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's financial position.

15.  Capital Management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company's objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders' equity, preference shares and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company's expenditures by issuing share capital, rather than using capital sources that require fixed

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

15. Capital Management - continued

 repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto. The Company's investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company's approach to capital management during the year-ended December 31, 2019.

16.  Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the amended and restated consolidated statements of cash flow. There were no non-cash transactions during the years ended December 31, 2019, 2018 and 2017.

During 2019, the Company entered into debt settlement agreements whereby the aggregate amount of $559,924 owed by the company to certain creditors were settled by the issuance of a total of 1,487,222 units.

17.  Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.

18.  Events after the Reporting Date

Subsequent to year-ended December 31, 2019, there was a global outbreak of COVID-19, which has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. governments regarding travel, business operations and isolation/quarantine orders. At this time, the extent of the impact that the COVID-19 outbreak may have on the Company is unknown as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise form the inability to predict the ultimate geographic spread of the virus, and the duration of the outbreak, including the duration of travel restrictions, business closures, and quarantine/isolation measures that are currently, or may be put, in place by Canada, U.S. and other countries to fight the virus. The Company continues to monitor its impact of its operations and financing activities and assess the impact COVID-19 will have on its business activities. The extent of the effect of COVID-19 pandemic on the Company is uncertain, management does not expect the effect to be significant.

While the Company has not experienced a direct impact as a result of COVID-19, the raising of capital in this environment has been challenging and caused the delay in the closing of the private placement as disclosed below.

In May 2020, the Company obtained a $40,000 loan under the Canada Emergency Business Account (CEBA) under the following conditions:

- is an interest free loan until December 31, 2022;

- $10,000 of the $40,000 loan is eligible for complete forgiveness if $30,000 is repaid before December 31, 2022;

- if the CEBA loan is not repaid by December 31, 2022, it will be extended for an additional three-year term bearing an interest rate of 5% per annum.

The CEBA loan may be repaid at any time without penalty.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

18.  Events after the Reporting Date - continued

Private Placement

On July 15, 2020, the Company closed a first tranche of its private placement offering (the "Offering"), pursuant to which it sold an aggregate of 3,649,110 units (each, a "Unit"), at a price of $0.18 per Unit, for gross proceeds of $656,840.

Each Unit consists of one common share of the Company (each, a "Share") and one-half of one share purchase warrant (each whole warrant, a "Warrant"). One Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.36 per Share for a period of three years from closing of the Offering, subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange (the "Exchange") of greater than $0.45 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Offering, RepliCel may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.

The Company did not pay any finder's fees in connection with the Offering.

Shares for debt

In October 2020, the Company issued 160,000 common shares in settlement of $28,800 owing to a creditor (the "October 2020 Debt Settlement") after receipt of approval from the Exchange.  The Shares were issued on October 28, 2020.  The Shares are subject to a statutory hold period of four months and one day after closing of the October 2020 Debt Settlement.

In August 2020, the Company issued 1,426,491 common shares in settlement of $256,769 owing to various creditors (the "August 2020 Debt Settlement") after receipt of approval from the Exchange.  The Shares were issued on August 18, 2020.  The Shares are subject to a statutory hold period of four months and one day after closing of the August 2020 Debt Settlement.

Of the August 2020 Debt Settlement, the Company issued 1,134,831 common shares to settle $204,769 of debt with directors or officers of the Company.

Term sheet for strategic investment and U.S. partnership

On November 10, RepliCel announced that the Company has signed a binding term sheet with MainPointe for an investment of CAD $2,700,000 and a limited term distribution partnership for RepliCel's dermal injector and consumables (the "RepliCel Injector Product Line") in the United States. As part of the partnership, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market. A shareholder director of RepliCel is the Chief Technology Officer of MainPointe.

The partnership with MainPointe would represent RepliCel's first footprint in the U.S. market and the Company's second distribution partnership for its near-commercial RepliCel Injector Product Line. RepliCel's partner, YOFOTO (China) Health is committed to being the distributor of the RepliCel Injector Product Line in Greater China, where it will first launch in Hong Kong after either European or American regulatory approval is obtained and registered in the Chinese territory.  This regulatory registration will also trigger a $500,000 milestone payment to RepliCel.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

18.  Events after the Reporting Date - continued

Primary Deal Terms

In consideration for an investment of CAD $2,700,000 and the payment of all costs related to obtaining FDA approval for Company's dermal injector and consumables, RepliCel has agreed to issue MainPointe up to an aggregate of four (4) million common shares, a right to participate in RepliCel's royalty revenue stream up to a defined ceiling, and certain distribution rights of RepliCel Injector Product Line in the United States.  The investment will be made as to CAD $500,000 within five (5) days of receipt of conditional approval from the TSX Venture Exchange, CAD $500,000 by December 15, 2020, CAD $700,000 by January 21, 2021, CAD $700,000 by April 21, 2021 and CAD $300,000 by August 21, 2021.  The common shares will be priced at the greater of CAD $0.675 or the Discounted Market Price as such term is defined in the Policies of the TSX Venture Exchange.

The royalty right will be equal to (a) 5% of the amounts earned by and paid to the Company from the sale of any of its "NBDS Products" defined as its RCS-01 (NBDS Fibroblast Therapy - Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy - Treatment for Chronic Tendinosis), and any other product which is comprised of the non-bulbar dermal sheath cells patented by the Company, and (b) 20% of the amounts earned by and paid to the Company from the sale of any of its "DSC Products" defined as its RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which is comprised of the dermal sheath cup cells patented by the Company.

In consideration for paying all expenses required to obtain regulatory approval for the RepliCel Injector Product Line, the exclusive distribution rights shall commence upon receipt of regulatory approval to launch the RepliCel Injector Product Line in the U.S. market for a period expiring on the earlier (a) four (4) years, or (ii) when MainPointe has earned USD $2,000,000 in gross income from the sale of the products in the RepliCel Injector Product Line.  The Company will have the right, in its discretion, to buy out this exclusivity right for an amount equal to the net-present value of profit to be earned on USD $2,000,000 in gross income.

Closing of the transactions contemplated under the binding term sheet is conditional on the parties entering into definitive agreements and receipt of regulatory approval.

Expiration of warrants

1,071,580 of the warrants granted on October 9, 2018, exercisable at $0.95, expired on October 9, 2020.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

19. Restatement of previously issued consolidated financial statements

The Company has restated its consolidated statement of financial position as at December 31, 2019 and 2018; its consolidated statements of comprehensive loss, cash flows and changes in equity (deficiency) for the years ended December 31, 2019 and 2018.

In November 2020, management determined that the accounting for the put option issued to YOFOTO as part of the License and Collaboration Agreement entered into in July, 2018 (Note 8) was incorrectly accounted for.  The potential put obligation under the License and Collaboration agreement should have been measured at the present value of the maximum potential exercise price of the put.  As such, the put liability has been understated in all financial statements issued since the YOFOTO Agreement has been entered in to.  The put was initially determined to have $nil value for the purposes of the Company's financial statements however management has now determined that the put liability should have been initially recorded at the gross amount that the Company would have an obligation to pay should it be triggered at any time during its 8.5 year term, discounted at an appropriate discount rate.  In determining the present value of this put liability, management concluded that 23% was an appropriate discount rate.  Based on this discount rate, management calculated the present value of the exercise price of the put upon issuance to be $520,426.

Subsequent to initial measurement, the put liability is accounted for on an amortized cost basis and accreted as interest expense each fiscal period to its redemption amount over the 8.5 term during which it may be exercised unless it is extinguished earlier.

The previously filed consolidated financial statements for the years ended December 31, 2019 and 2018 have been restated to adjust the recorded value of the put option.  As a result of this change in accounting, the contract liability, the contract asset the value of the common shares and warrants issued in connection with the YOFOTO agreement were also amended.  Additionally, license revenue, the amortization of the contract asset and the accretion recorded on the put liability have also been restated.

The consolidated statement of cash flows has also been restated to correct for these errors.

The foregoing adjustments were made to the consolidated financial information as at and for the years ended December 31, 2019 and 2018 as presented below.

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

19.  Restatement of previously issued consolidated financial statements - continued

	As at December 31, 2019		As at December 31, 2018
	As previously reported	As restated	As previously reported	As restated

Consolidated statement of financial position
Contract asset, current	$25,261	$35,374	$25,261	$35,374
Current assets	223,134	233,247	3,004,027	3,014,140
Contract asset, non-current	189,976	266,221	215,237	301,595
Total assets	419,109	505,467	3,227,431	3,323,902
Contract liability, current	252,609	353,735	252,609	353,735
Current liabilities	1,449,479	1,550,604	1,530,251	1,631,377
Put liability	-	718,531	-	577,104
Contract liability, non-current	1,899,754	2,662,219	2,152,363	3,015,954
Total liabilities	3,349,233	4,931,354	3,682,614	5,224,435
Common shares	28,960,095	27,529,531	28,507,565	27,077,001
Accumulated deficit	(36,512,843)	(36,578,042)	(33,559,097)	(33,573,883)
Total shareholders' deficiency	(2,930,124)	(4,425,887)	(455,183)	(1,900,533)
Total liabilities and shareholders' deficiency	419,109	505,467	3,227,431	3,323,902
	-	-	-	-

	For the year ended December 31, 2019		For the year ended December 31, 2018
	As previously reported	As restated	As previously reported	As restated

Consolidated statement of comprehensive loss
Licensing fees	252,609	353,735	121,114	167,661
General and administrative	1,074,100	1,084,212	2,151,154	2,155,809
Accretion on put liability	-	141,427	-	56,678
Net and comprehensive loss	(2,953,746)	(3,004,159)	(2,769,080)	(2,783,866)
Basic and diluted loss per share	(0.11)	(0.12)	(0.12)	(0.13)
Weighted average shares outstanding	27,679,055	24,107,122	22,661,001	21,853,646

Consolidated statement of cash flows
Net cash used in operating activities			(386,099)	524,039
Net cash from financing activities	-	-	2,307,527	1,397,389

Consolidated statements of changes in equity (deficiency)
Common shares	28,960,095	27,529,531	28,507,565	27,077,001
Net loss	(2,953,746)	(3,004,159)	(2,769,080)	(2,783,866)
Accumulated deficit	(36,512,843)	(36,578,042)	(33,559,097)	(33,573,883)
Total shareholders' deficiency	(2,930,124)	(4,425,887)	(455,183)	(1,900,533)

REPLICEL LIFE SCIENCES INC. NOTES TO THE AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS For the year-ended December 31, 2019 (Stated in Canadian Dollars)

19.  Restatement of previously issued consolidated financial statements - continued

The correction of the error outlined in Note 19 to the restated consolidated financial statements for the years ended December 31, 2019 and 2018 resulted in adjustments to previously issued unaudited condensed consolidated interim financial statements for the Company's 2019 fiscal year.  The adjustments are presented below:

	As at March 31, 2019		As at June 30, 2019
Consolidated statement of financial position	As previously reported	As restated	As previously reported	As restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Contract asset, current	25,261	35,374	25,261	35,374
Current assets	1,644,321	1,654,434	648,427	658,540
Contract asset, non-current	208,922	292,753	202,607	283,910
Total assets	1,860,868	1,954,812	858,117	949,533
Contract liability, current	252,609	353,735	252,609	353,735
Current liabilities	785,964	887,090	777,802	878,928
Contract liability, non-current	2,089,211	2,927,521	2,026,059	2,839,087
Put liability	-	609,610	-	643,946
Total liabilities	2,875,175	4,424,221	2,803,861	4,361,961
Common shares	29,003,179	27,572,615	29,003,179	27,572,615
Accumulated deficit	(34,386,137)	(34,410,675)	(35,325,302)	(35,361,422)
Total shareholders' deficiency	(1,014,307)	(2,469,409)	(1,945,744)	(3,412,428)
Total liabilities and shareholders' deficiency	1,860,868	1,954,812	858,117	949,533

	3 months ended March 31, 2019		3 months ended June 30, 2019		6 months ended June 30, 2019
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated statement of comprehensive loss
Licensing fees	63,152	88,434	63,153	88,435	126,305	176,869
General and administrative	245,561	248,089	273,748	276,276	518,685	523,741
Accretion on put liability	-	32,506	-	34,337	-	66,842
Net and comprehensive loss	(360,657)	(370,409)	(939,165)	(950,748)	(1,766,205)	(1,787,539)
Basic and diluted loss per share	(0.01)	(0.02)	(0.03)	(0.04)	(0.07)	(0.08)
Weighted average shares outstanding	27,057,727	23,485,794	27,057,727	23,485,794	27,019,478	23,447,545

Restatement adjustments for 3 and 9 month periods ended September 30, 2020 and 2019 have been presented in September 30, 2020 unaudited condensed consolidated interim financial statements.